Exhibit 99.1

Maverix Metals Inc. Completes Acquisition of Royalty, Stream and Payment Agreement Portfolio from Pan American Silver Corp. and Commences Trading

TORONTO, July 11, 2016 /CNW/ - Maverix Metals Inc. (formerly MacMillan Minerals Inc.) (TSXV: MMX) ("Maverix" or the "Company") and Pan American Silver Corp. ("Pan American") are pleased to announce the closing of the previously announced plan of arrangement (the "Arrangement") pursuant to which Maverix acquired 13 royalties, precious metals streams and payment agreements (the "portfolio") from Pan American.

As part of the Arrangement, the Company has changed its name from MacMillan Minerals Inc. to Maverix Metals Inc. and consolidated its pre-Arrangement outstanding common shares on the basis of one post consolidation common share for each two pre-consolidation common shares.  The Company anticipates that its common shares will commence trading on the TSX Venture Exchange ("TSXV") on July 12, 2016, under the stock symbol "MMX".

Pursuant to the Arrangement, the Company issued a total of 75,929,091 post consolidation common shares.  Of this amount, Pan American received 42,850,000 common shares and 20,000,000 common share purchase warrants (the "PAS Warrants") in exchange for the portfolio. The PAS Warrants are exercisable for five years, with one-half exercisable at C$0.70 (US$0.564) per share and the other half exercisable at C$1.00 (US$0.78) per share. Following the close of the Arrangement, Maverix has a total of 79,837,856 issued and outstanding common shares, of which Pan American holds approximately 54 percent on a non-diluted basis.

Mr. Michael Steinmann, President and CEO of Pan American, said: "This transaction should surface value for Pan American for a small group of our assets that have gone largely unrecognized by the market. As the majority shareholder, Pan American maintains meaningful upside exposure to these assets, and to Maverix's ability to grow the portfolio."

Mr. Geoff Burns, Chairman of Maverix, commented: "The portfolio of royalties, metal streams and payment agreements we have acquired from Pan American will provide leverage to gold and silver prices and immediate positive free cash flow, creating an exceptional foundation for growth.  I look forward to working closely with our lean, innovative and financially-disciplined management team, and with Pan American's support, I am confident we will be able to expand our portfolio and create value for Maverix's shareholders."

Of the common shares issued on closing of the Arrangement, 23,339,165 shares held by the Board of Directors and management are subject to an escrow agreement between the Company and TMX Equity Services Inc. The escrowed common shares will be released over a period of 36 months, with 10 percent of the escrowed securities being released on the issue of the final TSXV bulletin, and 15 percent of the escrowed securities will be released every six months following the date of the bulletin.

In April 2016, Maverix raised C$4 million through the sale of subscription receipts, which proceeds have now been released from escrow and are available for use by the Company.  As a result, the Company has approximately C$5 million in cash on hand and no debt.

In connection with the Arrangement and pursuant to the Company's stock option and share compensation plan adopted at the meeting of the shareholders on June 17, 2016, the Company granted incentive stock options to certain directors, officers and employees of the Company to purchase up to an aggregate of 2,907,000 common shares in the capital of the Company. The options are exercisable at a price of C$0.54 per common share, expire in April 2021, and vest in two equal parts over the two years after the grant. Also, pursuant to the Company's stock option and share compensation plan, the Company will issue an aggregate of 264,600 common shares in the capital stock of the Company to three directors in exchange for their services rendered during the Arrangement, such issuance to be made effective immediately after closing of the Arrangement.

Daniel O'Flaherty, President and CEO of Maverix said: "We are excited to be launching this new vehicle into the royalty and streaming sector. Our experienced team has technical bench strength, and has already begun evaluating potential accretive transactions. As a new entrant to the sector, I feel we have attractive growth potential."

Roscoe Postle Associates Inc. of Toronto ("RPA") was contracted to review the valuation of the portfolio prepared by Maverix. In its review of the valuation of the portfolio, RPA carried out preliminary valuations of each of the assets in the portfolio individually, using either after-tax discounted cash flow analysis or comparable transaction analysis and, subject to the assumptions, limitations and qualifications as set out in the report, which was incorporated in its entirety in the Information Circular that was prepared for the Special Meeting of MacMillan shareholders held June 17, 2016.  RPA estimated that the value of the portfolio is in the range of C$52 million to C$56 million using long term gold and silver prices of US$1,201 per ounce and US$17.30 per ounce, respectively.

Pan American Silver Corp.

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Pan American is located at 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

Maverix Metals Inc.

Maverix is a newly created company whose purpose is to acquire and hold predominantly precious metals streams and royalties, and in so doing provide significant leverage to gold and silver prices for our shareholders.  Our mission is to increase underlying per share value by adding high-quality streams and royalties that offer robust returns to our portfolio.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of Maverix's securities in the United States. None of the securities have been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available. Any public offering of securities in the United States must be made by means of a prospectus that contains detailed information about Maverix and its management, as well as financial statements.

Cautionary note regarding forward-looking statements

This release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the transactions contemplated under the Arrangement, the requisite regulatory, court and shareholder approvals in respect thereof and proposed future transactions Maverix may undertake and their expected timing. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Maverix to control or predict, that may cause Maverix's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the value of the portfolio is different from RPA's valuations, the impact of general business and economic conditions, the absence of control over the mining operations from which Maverix will purchase gold and receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Maverix's expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Maverix Metals Inc., Daniel O'Flaherty: (604)-343-5981, President and CEO, info@maverixmetals.com; Pan American Silver Corp., Ms. Siren Fisekci (604) 684-1175, VP, Investor Relations and Corporate Communications, ir@panamericansilver.com

CO: Pan American Silver Corp.

CNW 17:45e 11-JUL-16